

December 22, 2011

<u>Via Facsimile</u>
Mr. James M. Rutledge
Chief Financial Officer
Clean Harbors, Inc.
42 Longwater Drive
Norwell, Massachusetts 02061-9149

> **RE:    Clean Harbors, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for the Period Ended September 30, 2011**
> **Filed November 9, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 4, 2011**
> **File No. 1-34223**

Dear Mr. Rutledge:

We have reviewed your response letter dated December 15, 2011 and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Definitive Proxy Statement on Schedule 14A filed on April 4, 2011</u>

<u>Performance-Based Cash Bonuses, page 21</u>

1.  We note your response to comment two of our letter dated December 2, 2011.  In future filings, to the extent individual goals for your named executive officers are quantifiable, please disclose these.

You may contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729, if you have any questions regarding legal matters.  Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Hartz

John Hartz
Senior Assistant
Chief Accountant